Exhibit 14

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Registration Statement on Form N-14 of Virtus Global Dividend & Income Fund Inc. and Virtus Total Return Fund Inc. of our reports dated January 22, 2019, relating to the financial statements and financial highlights, which appear in the Virtus Global Dividend & Income Fund Inc. and Virtus Total Return Fund Inc. Annual Reports on Form N-CSR for the year ended November 30, 2018. We also consent to the reference to us under the heading “Information about the Fund’s Independent Registered Public Accountant” and “The Audit Committee’s Pre-Approval Policies and Procedures” in such Registration Statement.

/s/PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania

August 16, 2019